SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of OCTOBER , 2003.
                                          --------  ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA Exploration Inc.
                                           (Registrant)

Date   October 06, 2003                    By  /s/ William Lee
     ------------------------------        -------------------------------------
                                           (Signature)



William Lee, Director and Chief Financial Officer
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1 Print the name and title of the signing officer under his signature.

                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act

                             MATERIAL CHANGE REPORT

              Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.   Reporting Issuer

     The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #709 - 837 West Hastings Street
     Vancouver, BC
     V6C 3N6
     Phone:  (604) 687-1828

2.   Date of Material Change

     October 06, 2003

3.   Press Release

     A press release dated October 06, 2003, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.   Summary of Material Change(s)

     Please see attached press release for details.

5.   Full Description of Material Change

     Please see attached press release for full details.

6. Reliance on Section 85(2) of the British Columbia Act, Section 118(2) of the Alberta Act and Section 75(3) of the Ontario Act

     Not Applicable

7.   Omitted Information

     Not Applicable

8.   Senior Officer

     The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     William Lee
     Chief Financial Officer
     Phone:  (604) 687-1828

9.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 6th day of October, 2003.




                                            /s/ William Lee
                                            ------------------------------------
                                            William Lee, Chief Financial Officer

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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NEWS RELEASE                                                     OCTOBER 6, 2003


IMA Exploration Inc. reports that, late last week, it received a letter from Toronto based Aquiline Resources Inc. (TSX-V: AQI). The letter states that Aquiline recently acquired all the shares in an Argentinean company that owns the Calcatreu Project in Patagonia, Argentina, from Newmont Mining Corporation. The Calcatreu Project is approximately 40 kilometres from the Company's Navidad Property. The letter requests that the Company provide Aquiline with information regarding the events and methods that led to the discovery and staking of the Navidad Claims. The letter makes no specific factual allegations or claims and asserts no specific cause of action against the Company, and appears to be part of a general investigation by Aquiline to determine whether the bidders for the Calcatreu Project, including the Company, complied with confidentiality agreements that the bidders signed in connection with the bid process for the Calcatreu Project.

The letter was received just prior to the announced closing date of the Company's previously announced bought deal private placement and appears to be timed to negatively impact this financing. The Company asserts there is no basis for the inferences made in the correspondence. During the course of the due diligence for the financing, the letter was disclosed to the Company's underwriters and their counsel and it is also being disclosed to the public. The Company is investigating the timing and intent of the letter and will respond as appropriate.

The receipt of this correspondence does not impact the ongoing operations of the Company. IMA will proceed with the planned exploration program on Navidad as well as other properties as previously scheduled. IMA Exploration Inc. has a strong treasury in excess of $4,000,000 to fund its exploration objectives. The Company focuses on quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add to this package through grass-roots exploration and staking.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
-------------------------------------
Mr. Joseph Grosso, President & C.E.O.

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                                                                  2003 Number 27